Exhibit 99.5

Please read the management information circular including the appendices attached thereto, dated August 12, 2025 (the “Circular”) mailed to holders (“Shareholders”) of common shares (“Shares”) of Theratechnologies Inc. (the “Corporation”) and the instructions attached hereto carefully before completing this letter of transmittal (“Letter of Transmittal”). If Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder. You may obtain a copy of the Circular free of charge from the Corporation’s profiles on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar/search, respectively. You may also request a paper copy free of charge by contacting the depositary, Computershare Investor Services Inc. (“Computershare” or the “Depositary”) at the contact information on the back page of this Letter of Transmittal.

It is important that you validly complete, duly execute and return this Letter of Transmittal to the Depositary in a timely manner in accordance with the instructions contained herein. The Depositary or your professional advisors can assist you in completing this Letter of Transmittal (see the back of this Letter of Transmittal for contact information for the Depositary).

LETTER OF TRANSMITTAL

FOR REGISTERED HOLDERS OF COMMON SHARES

OF THERATECHNOLOGIES INC.

This Letter of Transmittal, properly completed and duly executed, together with all other documents reasonably required by the Depositary, must accompany certificates and/or Direct Registration System Advice Notice(s) or Statement(s) (“DRS Advice(s)”) for Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), pursuant to the arrangement agreement between the Corporation, the Purchaser and Future Pak dated as of July 2, 2025 (the “Arrangement Agreement”) that is being submitted for approval at the special meeting of Shareholders of the Corporation to be held on Friday, September 12, 2025 at 10:00 a.m. (Eastern Time) or any postponement or adjournment thereof (the “Meeting”), as further described in the Circular.

Pursuant to the Plan of Arrangement, following the Effective Time, each Shareholder (other than Dissenting Shareholders) will receive, in exchange for each Share held, US$3.01 in cash per Share (the “Cash Consideration”) and one (1) contingent value right (a “CVR” and together with the Cash Consideration, the “Consideration”), less any applicable withholdings.

All currency amounts referred to in this Letter of Transmittal, unless otherwise stated, are expressed in U.S. dollars. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Copies of the Arrangement Agreement and the Circular are available under the Corporation’s profiles on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar/search, respectively.

This Letter of Transmittal is for use by registered Shareholders (“Registered Shareholders”) only or their authorized representatives and is not to be used by non-registered Shareholders. Non-registered Shareholders beneficially own Shares that are not registered in their names but instead are registered in the name of an intermediary (an “Intermediary”), such as a broker, investment dealer, bank or trust company, or in the name of a depositary such as CDS Clearing and Depository Services Inc. in which the Intermediary is a participant. Non-registered Shareholders should contact their Intermediary for any questions regarding the process to deposit Shares and should carefully follow the instructions from the Intermediary.

In order to receive the Consideration under the Arrangement, Registered Shareholders are required to deposit the certificate(s) and/or DRS Advice(s) representing the Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents required by the terms of the Arrangement and this Letter of Transmittal, must accompany any and all certificate(s) and/or DRS Advice(s) representing Shares deposited in exchange for the Consideration pursuant to the Arrangement. The Depositary or your professional advisors can assist you in completing this Letter of Transmittal. Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Registered Shareholder, unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms.

Registered Shareholders who do not forward to the Depositary a validly completed and duly executed Letter of

Transmittal, together with the certificate(s) and/or of DRS Advice(s) representing their Deposited Shares (as defined below) and any other documents reasonably required by the Depositary in accordance with the instructions set forth in this Letter of Transmittal, will not receive the Consideration (less any applicable withholdings) to which they are entitled until such deposit is made and received by the Depositary and until the same is processed for delivery by the Depositary.

In order to permit the timely receipt of the Consideration (less any applicable withholdings) in connection with the Arrangement following the Effective Time, it is recommended that this Letter of Transmittal, together with the accompanying certificate(s) and/or DRS Advice(s) representing the Shares deposited herewith (the “Deposited Shares”) and all other required documents, be received by the Depositary at the office specified on the back cover of this Letter of Transmittal before 5:00 p.m. (Eastern time) on the day before the Effective Date. Do not send certificates and/or DRS Advice(s) representing Deposited Shares or this Letter of Transmittal to the Corporation, the Purchaser or Future Pak.

Following the Effective Time, whether or not Registered Shareholders deliver this Letter of Transmittal, together with the accompanying certificate(s) and/or DRS Advice(s) representing the Deposited Shares and all other documents required by the terms of the Arrangement and this Letter of Transmittal, Registered Shareholders will cease to be Shareholders and, until duly surrendered to the Depositary, each certificate and/or DRS Advice that immediately prior to the Effective Time represented Shares will be deemed to represent only (a) the right to receive, upon such surrender, the aggregate Consideration for such surrendered Shares, less applicable withholdings, or (b) in the case of Registered Shareholders who properly exercise Dissent Rights, the right to be paid the fair value of their Shares by the Purchaser in accordance with section 321 of the QBCA, less applicable withholdings.

Any such certificate and/or DRS Advice formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Corporation, the Purchaser or the Depositary. On such date, all cash to which such former Shareholder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

The currency for the Cash Consideration will be U.S. dollars, provided that a Registered Shareholder is to be paid a converted amount in Canadian dollars if either (i) the Registered Shareholder has elected to receive payment in Canadian dollars by completing the election under the “Currency Election” section of this Letter of Transmittal (Box D) prior to the Effective Date or (ii) the Registered Shareholder’s address of record is within Canada and it has not elected to receive payment in any currency under the “Currency Election” section of this Letter of Transmittal (Box D) prior to the Effective Date. Computershare Trust Company of Canada’s (“CTCC”) currency exchange services will be used to convert payment of the Cash Consideration that each such Registered Shareholder is entitled to receive. There is no additional fee payable by Registered Shareholders in relation to such conversions of payments.

Shareholders should be aware of the income tax consequences of the Arrangement. See section “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” of the Circular.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. NO PAYMENT OR DELIVERY OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE DATE.

Please note that the delivery of this Letter of Transmittal, together with the certificate(s) and/or DRS Advice(s) representing Shares, does not constitute a vote for the Arrangement Resolution. To exercise the right to vote at the Meeting, Shareholders must follow the instructions provided in the Circular and on the form of proxy that accompanies the Circular.

If you have any questions or require further information about the procedures to complete your Letter of Transmittal, please contact Computershare toll free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email at corporateactions@computershare.com.

TO:	THERATECHNOLOGIES INC.

AND TO:	CB BIOTECHNOLOGY, LLC

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby delivers to you this Letter of Transmittal in respect of the Deposited Shares and irrevocably deposits with you the following certificate(s) representing Shares, details of which are as follows and/or, if the Shares are represented by DRS Advice(s), the undersigned hereby attaches a copy of the DRS Advice(s) representing Shares, details of which are as follows:

Name and Address of Registered Shareholder(s) (Please fill in exactly as name(s) appear(s) on certificate(s) or DRS Advice(s))	Certificate Number(s) and/or DRS Advice Number(s)	Number of Shares Deposited

TOTAL:

Notes:

(1)

If the space provided in this Letter of Transmittal is insufficient to list all certificates and/or DRS Advices for Deposited Shares, additional certificate and/or DRS Advice numbers and numbers of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(2)

The sum of the number of Deposited Shares filled in above must equal the total number of Deposited Shares represented by the certificate(s) and/or DRS Advice(s) enclosed with this Letter of Transmittal.

☐	Some or all of my certificates representing Deposited Shares have been lost, stolen or destroyed. (Check box if applicable and refer to Box E and Instruction #6.)

The undersigned transmits and surrenders herewith the certificate(s) and/or DRS Advice(s) described above for cancellation on the Effective Date of the Arrangement and in accordance with the terms thereof. The undersigned acknowledges receipt of the Circular and represents and warrants that: (i) the registered holder(s) of the above listed and enclosed certificate(s) and/or DRS Advice(s) is, and will immediately prior to the Effective Time be, the sole legal owner and the registered holder of the Deposited Shares; (ii) the registered holder(s) of the Deposited Shares has, and will immediately prior to the Effective Time have, good title to the Deposited Shares, free and clear of all mortgages, liens, charges, encumbrances, security interests, claims and equities, together with all rights and benefits; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell and transfer the Deposited Shares and the certificate(s) and/or DRS Advice(s) representing the Deposited Shares and that, when the Consideration is delivered, none of the Corporation, the Purchaser or any of their respective affiliates or successors will be subject to any adverse claim in respect of such Deposited Shares; (iv) the undersigned is not a Dissenting Shareholder and has not filed a notice exercising Dissent Rights; (v) the undersigned has not sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer, any Deposited Shares to any other Person; (vi) the undersigned will not, prior to the Effective Time, sell, assign or transfer, or permit any of such Deposited Shares to be sold, assigned or transferred, except pursuant to the Arrangement; (vii) at the Effective Time, the Purchaser will acquire good title to the Deposited Shares free from all mortgages, liens, charges, encumbrances, security interests, claims and equities; (viii) the surrender of the Deposited Shares by the undersigned complies with applicable Laws, and if the undersigned is a corporation, complies with its constating documents; and (ix) the information provided herein is true, accurate and complete as of the date hereof.

It is further acknowledged and understood that the undersigned shall not be entitled to receive any consideration with respect to the Deposited Shares other than the Consideration to which the undersigned is entitled in accordance with, and subject to completion of, the Arrangement and, for greater certainty, the undersigned will not be entitled to receive any interest, dividends, premium or other payment in connection with the Arrangement (except any payment right as holder of CVR(s), if any, pursuant to the CVR Agreement). The undersigned further represents and warrants that the delivery of the Consideration in respect of the Deposited Shares, less any applicable withholdings, will completely discharge any obligations of the Corporation, the Purchaser and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The undersigned acknowledges that, to the extent required by applicable Law, the Corporation, the Purchaser and the Depositary will be entitled to withhold any amounts it determines is required or permitted to be withheld on the Consideration to which the undersigned is entitled pursuant to the Arrangement.

It is further acknowledged that (i) the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary and (ii) the Depositary will act as the agent of Persons, including the undersigned, that have deposited Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration in respect of such Shares to such Persons, and receipt of the Cash Consideration by the Depositary (net of any applicable withholdings) will be deemed to constitute receipt of payment by Persons depositing Shares. The undersigned acknowledges and agrees that the method of delivery of the certificate(s) and/or DRS Advice(s) representing the Deposited Shares and all other required documents is at the election and risk of the undersigned and that there will be no duty or obligation on the Corporation, the Purchaser, the Depositary or any other Person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give such notice.

It is further acknowledged that the Corporation and/or the Purchaser may be required to disclose personal information in respect of the undersigned, and the undersigned consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement Agreement and (iv) legal counsel to any of the parties to the Arrangement Agreement.

The undersigned irrevocably constitutes and appoints any officer of the Purchaser and any other Person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (i) register or record the transfer of such Deposited Shares consisting of securities on the registers of the Corporation; and (ii) execute and negotiate any cheques or other instruments representing any Consideration payable, or to be delivered, to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, fondé de pouvoir, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, fondé de pouvoir, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Purchaser. The undersigned understands that by virtue of the execution of this Letter of Transmittal, the undersigned will be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares deposited pursuant to the Plan of Arrangement will be determined by the Corporation and the Purchaser in their sole discretion and that such determination will be final and binding and acknowledges that there will be no duty or obligation on the Corporation, the Purchaser, the Depositary or any other Person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give such notice.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement and the death, legal incapacity, bankruptcy or insolvency of the undersigned.

The undersigned instructs the Depositary, upon the Arrangement becoming effective, to (A) deliver the cheque(s) representing payment of the aggregate Cash Consideration payable for the Deposited Shares less applicable withholdings, by first class mail, postage prepaid, or to hold such cheque(s) for pick-up or to deliver the aggregate Cash Consideration payable for the Deposited Shares, less applicable withholdings, by wire of immediately available funds, all in accordance with the instructions given below, or, if no instructions are given, to mail such cheque(s) by first class mail, postage prepaid, in the name and to the address, if any, of the undersigned as shown on the share register of the Corporation; provided, however, that if such funds represent an amount in excess of C$25,000,000, the undersigned: (i) acknowledges and agrees that the Depositary will not issue any cheque(s) and will instead be required to wire the funds to the undersigned, and the undersigned will be required to complete the information in Box F of this Letter of Transmittal below in order to receive the aggregate Cash Consideration payable for its Deposited Shares, less applicable withholdings; and (ii) instructs the Depositary to wire the funds to the undersigned in accordance with foregoing and the information contained in Box F of this Letter of Transmittal below (B) and cause the Rights Agent to register, in the CVR Register, to the undersigned’s name and address of record, the number of CVRs the undersigned is entitled to receive upon completion of the Arrangement.

Time is of the essence to submit your Letter of Transmittal. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the sixth (6th) anniversary of the Effective Date, in each case, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder to receive the Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

If the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms, the enclosed certificate(s) and/or DRS Advice(s) and all other relevant documents will be returned forthwith to the undersigned at the address set out below or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the share register of the Corporation.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned confirms its express wish that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné confirme sa volonté expresse que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A

ENTITLEMENT DELIVERY

All cash entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your cash dispatched to a different address, please complete BOX B.

❑	MAIL CHEQUE TO ADDRESS ON RECORD (DEFAULT)

❑	MAIL CHEQUE TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

❑	HOLD CHEQUE FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

❑	DELIVER FUNDS VIA WIRE* (COMPLETE BOX F)

BOX B

MAIL PAYMENT TO 3rd PARTY ADDRESS*:

❑	CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE PAYMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

BOX C

RESIDENCY DECLARATION

ALL SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that (check all the boxes that apply):

❑ The beneficial owner of the Shares deposited herewith is a resident of Canada for the application of the Tax Act and any applicable income tax treaty or convention.

❑ The beneficial owner of the Deposited Shares is a U.S. Shareholder.

❑ The beneficial owner of the Deposited Shares is not a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder who either (i) a person whose address (as it appears on the register of Shareholders of the Corporation) is located within the United States or any territory or possession thereof or who provides an address in Box A or Box B above that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes as defined in the Instruction #10 below. If you are a U.S. person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete Internal Revenue Service (“IRS”) Form W-9 (enclosed) below certifying that the U.S. person is not subject to backup withholding or otherwise demonstrate that the U.S. person is exempt from backup withholding, as provided in the instructions (see Instruction #10 below). If you area U.S. Shareholder but not included in third box above, you must complete an appropriate IRS Form W-8 in order to avoid being subjected to U.S. backup withholding tax.

BOX D

CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN U.S. DOLLARS UNLESS OTHERWISE ELECTED BELOW BY THE REGISTERED SHAREHOLDERS PRIOR TO THE EFFECTIVE DATE OR THE REGISTERED SHAREHOLDER’S ADDRESS OF RECORD IS WITHIN CANADA AND IT HAS NOT ELECTED TO RECEIVE PAYMENT IN ANY CURRENCY PRIOR TO THE EFFECTIVE DATE. AFTER THE EFFECTIVE DATE, ALL PAYMENTS WILL BE ISSUED IN U.S. DOLLARS OR CANADIAN DOLLARS IF THE REGISTERED SHAREHOLDER’S ADDRESS OF RECORD IS WITHIN CANADA, REGARDLESS OF ANY ELECTION BELOW.

❑	Issue my cash entitlement payment(s) in U.S. dollars

❑	Issue my cash entitlement payment(s) in Canadian dollars

By electing to receive payment in Canadian dollars instead of U.S. dollars, the undersigned will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the prevailing market rate(s) available to CTCC on the date of the currency conversion. All risks associated with the currency conversion from U.S. dollars to Canadian dollars, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the Registered Shareholder’s sole account and will be at such Registered Shareholder’s sole risk and expense, and neither the Purchaser, the Corporation nor CTCC or their affiliates are responsible for any such matters.

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by CTCC, in its capacity as foreign exchange service provider to the Corporation, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) CTCC may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency. Failure to make an election by the Effective Date will result in any cash payment under the arrangement being paid in U.S. dollars.

BOX E

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than C$200,000, please contact the Depositary for additional instructions and review the Instruction #6. Any Person who, knowingly and with intent to defraud any insurance company or other Person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

Number of lost Shares X C$0.22 = Premium Payable C$

NOTE: Payment NOT required if premium is less than C$5.00

The option to replace your certificate by completing this Box E will expire one year after the Effective Date. After such date, Registered Shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original certificate(s) (the “Original(s)”), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s). The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless the Corporation, Computershare, Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of C$0.22 per lost share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX F

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A C$100 (PLUS APPLICABLE TAXES) BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS:	PHONE NUMBER:

**Beneficiary Name(s) that appears on the account at your financial institution

This MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted)	**City	**Province/State	**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address	**City	**Province/State	**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account No.	Bank No. & Transit No. (Canadian Banks)	ABA/Routing No. (US Banks)

	(3 digits & 5 digits)	(9 digits)

SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)

Additional Notes and special routing instructions:

** Mandatory fields

BOX G SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction #3): Authorized Signature Name of Guarantor (please print or type) Address of Guarantor (please print or type)

BOX H

SIGNATURE

(to be completed by all Shareholders)

Dated:

Signature of Shareholder or Authorized Representative

(see Instruction #2 and #4)

Name of Shareholder (please print or type)

Street Number and Name

City and Province / State

Country and Postal / Zip Code

Telephone Number (Business Hours)

Email Address

Social Insurance / Security Number

Name of Authorized Representative, if applicable

(please print or type)

INSTRUCTIONS

1.	Use and Delivery of Letter of Transmittal and Certificate(s) and/or DRS Advice(s)

(a)

This Letter of Transmittal, properly completed and duly executed as required by the instructions set forth below, together with the accompanying certificate(s) and/or DRS Advice(s) representing the Deposited Shares, and all other documents required by the terms of the Arrangement and this Letter of Transmittal, must be received by the Depositary at any of its offices specified on the last page of this Letter of Transmittal.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) and/or DRS Advice(s) representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Corporation and the Purchaser recommend that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A non- registered Shareholder whose Shares are registered in the name of an Intermediary or other nominee should contact that Intermediary or nominee for assistance in depositing those Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

2.	Signatures

(a)

This Letter of Transmittal must be filled in and signed by the Registered Shareholder of Deposited Shares described above or by such Registered Shareholder’s duly authorized representative (in accordance with Instruction #4).

(b)

If this Letter of Transmittal is signed by the Registered Shareholder of the accompanying certificate(s) and/or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) and/or DRS Advice(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) and/or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(c)

Subject to Instruction #4, if this Letter of Transmittal is signed on behalf of a Registered Shareholder by a Person other than the registered owner(s) of the accompanying certificate(s) and/or DRS Advice(s):

(i)	such deposited certificate(s) and/or DRS Advice(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the Registered Shareholder; and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the Registered Shareholder as registered or as appearing on the certificate(s) and/or DRS Advice(s) and must be guaranteed as noted in Instruction #3.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a Person other than the Registered Shareholder of the Deposited Shares, or if the Consideration is to be delivered in the name of a Person other than the Registered Shareholder of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Signed by a Representative

If this Letter of Transmittal is signed by a Person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either the Corporation, the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Miscellaneous

(a)

If the space provided in this Letter of Transmittal is insufficient to list all certificates and/or DRS Advices for Deposited Shares, additional certificate and/or DRS Advice numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Shares will be accepted.

(d)

The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the Laws of the Province of Québec and the federal laws of Canada applicable therein. The undersigned unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec and the courts of appeal therefrom.

(e)

Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below. Copies of the Circular and this Letter of Transmittal are also available under the Corporation’s profiles on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar/search, respectively.

(f)

The Purchaser reserves the right, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal it receives. You agree that any determination made by the Purchaser as to validity, form and eligibility and acceptance of Deposited Shares will be final and binding. There shall be no duty or obligation of the Corporation, the Purchaser or the Depositary to give notice of any defect or irregularity in any deposit and no liability shall be incurred for failure to do so. The granting of a waiver to one or more registered Shareholders does not constitute a waiver for any other registered Shareholders.

(g)

All payments will be made in U.S. dollars unless (i) the Registered Shareholder has elected to receive payment in Canadian dollars by completing the election under the “Currency Election” section of this Letter of Transmittal (Box D) prior to the Effective Date; or (ii) the Registered Shareholder’s address of record is within Canada and it has not elected to receive payment in any currency under the “Currency Election” section of this Letter of Transmittal (Box D) prior to the Effective Date, in either case, the undersigned will have acknowledged and agreed to the terms set out therein. CTCC’s currency exchange services will be used to convert payment of the Cash Consideration that the undersigned is entitled to receive. The exchange rate used will be the rate established by CTCC, in its capacity as foreign exchange service provider to the Corporation, on the date that the funds are converted, which rates will be based on the prevailing market rate on such date.

6.	Lost, Destroyed or Stolen Certificates

If a certificate representing Shares has been lost, stolen or destroyed, the holder of such certificate must deliver to the Depositary: (a) a letter describing the loss, theft or destruction; (b) a Letter of Transmittal completed to the best of such Registered Shareholder’s ability; (c) an affidavit or evidence satisfactory to Purchaser and Computershare of the loss, theft or destruction of such certificate; and (d) an indemnity bond satisfactory to Purchaser and Computershare in such amount as the Purchaser may direct before such Shares will be considered properly deposited under the Arrangement. The Depositary shall assist Registered Shareholders with the procedures to be followed to obtain a replacement certificate lost, stolen or destroyed and instruct and assist such Registered Shareholders to properly complete such documents.

Alternatively, Registered Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX E above, and submitting the applicable certified cheque or money order made payable to Computershare.

7.	Return of Certificates and/or DRS Advices

If the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms, the Depositary will forthwith arrange for the return of the deposited certificate(s) and/or DRS Advice(s) for the Deposited Shares and all other relevant documents received by the Depositary to the depositing Shareholder in accordance with the delivery instructions set forth in this Letter of Transmittal. If no address is specified in this Letter of Transmittal, documents will be forwarded to the depositing Shareholder as shown on the share register of the Corporation.

8.	Late Delivery

Registered Shareholders must submit a properly completed Letter of Transmittal and certificate(s) and/or DRS Advice(s) representing Deposited Shares on or before the sixth (6th) anniversary of the Effective Date to avoid losing their entitlement to the Consideration to be delivered under the Arrangement.

9.	Deadline to Deposit Funds

Time is of the essence to submit your Letter of Transmittal. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the sixth (6th) anniversary of the Effective Date, in each case, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder to receive the Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

10.	Form W-9 — U.S. Shareholders

The following does not constitute a summary of the tax consequences with respect to the disposition of Shares pursuant to the Arrangement. Registered Shareholders should review the Circular and consult their own tax advisors having regard to their own particular circumstances to determine the particular tax consequences to them of a disposition of Shares pursuant to the Arrangement.

In order to avoid “backup withholding” for United States federal income tax purposes on payments made on the Shares, a Shareholder that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person or otherwise establish a basis for exemption from backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Shares may be subject to backup withholding (currently at a rate of 24%). For the purposes of this Letter of Transmittal, a “U.S. holder” or “U.S. person” means: a beneficial owner of Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity or arrangement treated as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity treated as a partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia.

Backup withholding is not an additional United States federal income tax. Rather, the United States federal income tax liability of persons subject to backup withholding may be refunded or credited against such Shareholder’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain persons that are not U.S. persons) are not subject to backup withholding. A Shareholder that is a U.S. holder should consult his, her or its tax advisor as to such Shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN is generally the U.S. person’s U.S. social security number (in the case of an individual U.S. citizen or resident) or U.S. employer identification number.

Failure to furnish TIN — If a U.S. holder fails to furnish a correct TIN, such Shareholder may be subject to a penalty of US$50 imposed by the IRS for each such failure unless the failure is due to reasonable cause and not to willful neglect.

Shareholders that are not U.S. persons but are receiving payments in the United States or any territory or possession thereof should return a completed Form W-8BEN or other applicable Form W-8, a copy of which is available from the Depositary upon request or from the IRS website (www.irs.gov).

All Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from U.S. backup withholding.

11.	Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

12.	Requests for Assistance

The Depositary or your securities broker, financial institution, trustee, custodian or other nominee can assist you in completing this Letter of Transmittal (see the back page of this Letter of Transmittal for the address and telephone numbers of the Depositary).

Form W-9 Identification Request Number for Taxpayer and Certification requester. Give form to Do the (Rev. March 2024) Department of the Treasury not send to the Internal Revenue Service Go to www.irs.gov/FormW9 for instructions and the latest information 1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.) 725171218890 2 Business name/disregarded entity name, if different from above. Print or type. See Specific Instructions on page 3. 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor C corporation S corporation Partnership Trust/estate LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . Note: classification Check of the the “LLC” LLC, box unless above it is a and, disregarded in the entry entity space, . A disregarded enter the entity appropriate should code instead (C, check S, or the P) appropriate for the tax box for the tax classification of its owner. Other (see instructions) 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions ....................................................... 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) (Applies to accounts maintained outside the United States.) 5 Address (number, street, and apt. or suite no.). See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) 917575160989 Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Social security number – –  Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester for guidelines on whose number to enter. Employer identification number Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. What’s NeLine 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they Cat. No. 10231X Form W-9 (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.
• Form 1099-INT (interest earned or paid).
• Form 1099-DIV (dividends, including those from stocks or mutual funds).
• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds).
• Form 1099-NEC (nonemployee compensation).
• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers).
• Form 1099-S (proceeds from real estate transactions).
• Form 1099-K (merchant card and third-party network transactions).
• Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition).
• Form 1099-C (canceled debt).

• Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.
By signing the filled-out form, you:
1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued);
2. Certify that you are not subject to backup withholding; or
3. Claim exemption from backup withholding if you are a U.S. exempt payee; and
4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and
5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information.
Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.
Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
• An individual who is a U.S. citizen or U.S. resident alien;
• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
• An estate (other than a foreign estate); or
• A domestic trust (as defined in Regulations section 301.7701-7).
Establishing 4 withholding U . .S. status for purposes of chapter 3 and chapter
Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.
The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status.
• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity.
• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust.
• In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust.
See certification Pub. 515 of for non more -foreign information status to on avoid providing withholding a Form . W-9 or a
Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status).
Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.
If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.
1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.
Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.
If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.
Backup Withholding
What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.
Payments you receive will be subject to backup withholding if:
1. You do not furnish your TIN to the requester;
2. You do not certify your TIN when required (see the instructions for Part II for details);
3. The IRS tells the requester that you furnished an incorrect TIN;
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or
5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filled-out form” above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.
See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier.
What Is FATCA Reporting?
The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting.
See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.
Updating Your Information
You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.
Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.
Specific Instructions
Line 1
You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.
If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.
• Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application.
• Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as” (DBA) name on line 2.
• Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.
• Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2.
• Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.
Line 2
If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2.
Line 3a
Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line
3a. IF the entity/individual on line THEN check the box for 1 is a(n) • Corporation Corporation. • Individual or Individual/sole proprietor. • Sole proprietorship • LLC classified as a partnership Limited liability company and for U.S. federal tax purposes or enter the appropriate tax • LLC that has filed Form 8832 or classification: 2553 electing to be taxed as a P = Partnership, corporation C = C corporation, or S = S corporation. • Partnership Partnership. • Trust/estate Trust/estate.

Line 3b
Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b.
Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).
If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply.
Line 4 Exemptions
If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.
Exempt payee code.
• Generally, individuals (including sole proprietors) are not exempt from backup withholding.
• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions.
• Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.
The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4.
1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4

2—The United States or any of its agencies or instrumentalities.

3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5—A corporation.

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory.

7—A futures commission merchant registered with the Commodity Futures Trading Commission.

8—A real estate investment trust.

9—An entity registered at all times during the tax year under the Investment Company Act of 1940.

10—A common trust fund operated by a bank under section 584(a).

11—A financial institution as defined under section 581.

12—A middleman known in the investment community as a nominee or custodian.

13—A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
• Interest and dividend payments	All exempt payees except for 7.
• Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
• Barter exchange transactions and patronage dividends	Exempt payees 1 through 4.
• Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5.[2]
• Payments made in settlement of payment card or third-party network transactions	Exempt payees 1 through 4.

1 See Form 1099-MISC, Miscellaneous Information, and its instructions.

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) entered on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37).

B—The United States or any of its agencies or instrumentalities.

C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i).

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i).

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state.

G—A real estate investment trust.

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940.

I—A common trust fund as defined in section 584(a).

J—A bank as defined in section 581.

K—A broker.

L—A trust exempt from tax under section 664 or described in section 4947(a)(1).

M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan.

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter "NEW" at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code*, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number to Give the Requester

For this type of account:	Give name and SSN of:
2. Individual	The individual
3. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
4. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
5. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
6. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
7. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
8. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))**	The grantor*

For this type of account:	Give name and EIN of:
9. Disregarded entity not owned by an individual	The owner
10. A valid trust, estate, or pension trust	Legal entity[4]
11. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
12. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
13. Partnership or multi-member LLC	The partnership
14. A broker or registered nominee	The broker or nominee
15. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
1 Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))**	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

*** Note:** The grantor must also provide a Form W-9 to the trustee of the trust.

** For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax return preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6
Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059.
Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.
The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.
If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.
Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

Attention: Corporate Actions

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

For Enquiries Only

Toll Free (within North America): 1-800-564-6253

Outside North America: 1-514-982-7555

E-Mail: corporateactions@computershare.com